Zentek Provides Corporate Update

GUELPH, ON / ACCESSWIRE / February 28, 2022 / Zentek Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC PINK:ZENYF), a Canadian, IP development and commercialization company focused on next-gen healthcare solutions, today announces the following corporate updates:

Financial Position

The Company is in a strong financial position with approximately $32 million in cash and no debt on its balance sheet.

Purchase of Research and Development Facility

ZEN has purchased its current research and development facility located at 24 Corporate Court in Guelph, Ontario for $2.3 million. The facility will continue to be a dedicated location to conduct ongoing research and development activities in pursuit of developing new intellectual property for graphene and other nanomaterials and refining ZEN's existing technologies.

Prevention - ZenGUARD™

Further to its press release dated December 23, 2021, ZEN's Guelph production facility is now fully licensed and permitted for ZenGUARD™ production and substantially all equipment has been received by ZEN to ramp-up industrial scale capacity. The Company estimates that engineering (including design, procurement, and construction assistance) of the production facility is approximately 90% complete. Procurement was initiated in September 2021. Installation packages were awarded by the Company in February 2022 and the Company will commence the assembly and installation of the industrial scale production equipment this week. Once this industrial process is in operation, the Company's production capacity of ZenGUARD™ is expected to increase significantly. The Company is currently assessing how it will increase market opportunities for its anticipated increased manufacturing capacity.

Disease Detection

Further to its press release dated December 23, 2022, new universal aptamers have been developed by McMaster University that have high binding affinity to all SARS-Cov-2 variants. The Company continues to develop its rapid detection prototype for baseline studies and regulatory applications. The Company currently intends to continue developing this technology, including the development of software and hardware, using outsourced third party developers. The Company continues to work to bring the product to market as soon as practicable, which will require having a working prototype prepared, having conducted baseline studies, and having made application to regulatory bodies.

To bring the product to market, the Company will be required to obtain authorization from Health Canada under an interim order, or to obtain a Class IV Medical Device Active License ("MDAL") for the Canadian market. The process for obtaining an MDAL involves completing certain testing requirements and demonstrating that the product is (i) safe, (ii) effective, and (iii) fit for purpose. Assuming that process is completed, the Company would then start preparing a product technical file, seek to obtain an ISO 13485 Certificate, and then seek to complete a Health Canada Class IV application.

Additionally, the Company has completed Phase 1 of the Innovative Solutions Canada Challenge to develop a portable detection device for SARS-CoV-2 in Wastewater and has submitted its final report. The Company is working with its collaborators, to potentially expand the application of its rapid detection technology to track the prevalence and potential spread of pathogens in wastewater as well.

Icephobic Coatings

ZEN's icephobic coatings are currently undergoing full flight trials on a specially equipped research aircraft under real world ice-forming weather conditions. While awaiting on post processing of the data collected in flight, initial results are very encouraging where the coatings are demonstrating icephobicity. Further to the Company's press release dated December 23, 2021, the Company has completed its ASTM G-154 accelerated weathering. These samples will now be tested in the icing wind tunnel to determine if the aging has had any impact on the coating's icephobic properties.

Management

Tyler Dunn has been appointed Director, Marketing and Communications (non-executive). Mr. Dunn will help lead the development and execution of ZEN's marketing, branding and communications strategy. Tyler has over 20 years of experience in marketing and communications, executing national ad campaigns, building and amplifying global branding initiatives, and leading digital and creative teams to success.

Kent Mardlin will support the Science and Research team as a Research Associate (non-executive) in developing new graphene-based innovations and optimizing existing solutions. He is a chemical engineer with a Master of Science in Chemical Engineering from Queen's University with experience in graphene production and graphene/polymer composites. Mr. Mardlin will be working out of ZEN's research and development facility in Guelph, Ontario.

Effective March 1, 2022, James Jordan will reduce his role with the Company as part of his semi-retirement and transition from his current role as Vice President - Operations to the role of Project Engineer. The Company thanks James for all of his work as an executive of the Company, and looks forward to continuing to work with him in his new role.

"With 2022 well underway, ZEN continues to progress on a number of fronts and is in an excellent financial position with cash of approximately $32 million and no debt. Industrial scale production of ZenGUARD™ will be an important next step in the continued commercialization of our IP developmental pipeline. We are pleased with the continued development of our rapid detection prototype in order to make application to Health Canada and other markets and we continue to make excellent progress on a number of other applications in our IP portfolio, including icephobic coatings" commented Greg Fenton, CEO.

About Zentek Ltd.

ZEN is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection and treatment. ZEN is commercializing ZenGUARD™, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The Company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed, highly scalable, aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei
Tel: (212) 655-0924
Email: mattb@coreir.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.com.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.